UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

AGILITY MULTI-ASSET INCOME FUND

(Name of Subject Company (Issuer))

AGILITY MULTI-ASSET INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

August 5, 2024

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[  ]      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]       third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[  ]      going-private transaction subject to Rule 13e-3.

[  ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on August 5, 2024, by Agility Multi-Asset Income Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase shares of beneficial interest ("Shares”) in the Fund in an aggregate amount up to $9,450,286 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 5, 2024.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.    Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on August 30, 2024.

2.    As of August 30, 2024, one hundred thirty-two (132) Shareholders validly tendered Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3.    As the Shares tendered by shareholders exceeded the Offer to purchase approximately 25.00% of the net assets of the Fund, tender requests were fulfilled at a prorated amount equal to 48.71% of each shareholder's tender request. The net asset value of Shares repurchased following proration were $1,422,159 Class A Shares and $5,544,898 Class I Shares.

4.    Ten(10) Shareholders of Class A Shares and one hundred twenty-two (122) Shareholders of Class I Shares, a portion of whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund. The Fund paid to these Shareholders at least 95% of the Shareholders’ unaudited net asset value of the Shares tendered at a prorated amount equal to 48.71%, less any early Withdrawal Charge relating to such Shares (the “Initial Payment”). The Initial Payment was wired to the account designated by each such Shareholder in its Letter of Transmittal on October 31, 2024. The Fund paid the Shareholders a contingent payment (the “Post-Audit Payment”) equal to the excess of (1) the net asset value of the Shares tendered and purchased as of September 30, 2024 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment was wired to the account designated by each Shareholder in its Letter of Transmittal on December 5, 2024.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on August 5, 2024 (collectively, the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12(a). Exhibits

Not applicable.

Item 12(b). Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

AGILITY MULTI-ASSET INCOME FUND

By:	/s/ Kent Muckel
	Name:	Kent Muckel
	Title:	President

January 30, 2025

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Tables